UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 21, 2014

Commission File Number: 001 - 36686

Forward Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Østergade 24A, 1
1100 Copenhagen K
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K and the exhibit attached hereto shall be deemed filed with, and not furnished to, the Securities and Exchange Commission.

Amendments to Articles of Association

On August 11, 2014, the shareholders of Forward Pharma A/S (the “Company”), in connection with the Company’s initial public offering, authorized the Board of Directors of the Company (the “Board”) to increase the share capital of the Company by up to DKK 1,500,000 (the “Capital Increase”). On October 14, 2014, the Board executed the Capital Increase in the amount of DKK 1,050,000, i.e., the share capital of the Company was increased from DKK 3,531,376 by DKK 1,050,000 to DKK 4,581,376 by issuing 10,500,000 ordinary shares of nominally DKK 0.10 each. The Capital Increase was registered with the Danish Business Authority on October 20, 2014. The Company’s Articles of Association were amended accordingly.

The Company’s Amended and Restated Articles of Association as of October 20, 2014, attached hereto as Exhibit 3.1, show the change to the share capital of the Company reflecting the Capital Increase.

Exhibits

3.1                               Amended and Restated Articles of Association of Forward Pharma A/S.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forward Pharma A/S

By:	/s/ Peder Møller Andersen

	Name:	Peder Møller Andersen
	Title:	Chief Executive Officer

Date: October 21, 2014

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EXHIBIT INDEX

3.1                               Amended and Restated Articles of Association of Forward Pharma A/S.

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